UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Anchor Bancorp Wisconsin Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

032838104
(CUSIP Number)

FJ Capital Management LLC

1313 Dolley Madison Blvd, Suite 306,
McLean, VA. 22101
703-875-8378
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

09/27/2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032838104

1. Name of Reporting Persons: FJ Capital Long/Short Equity Fund LLC

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	50,000

9. Sole Dispositive Power

10. Shared Dispositive Power	50,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person	50,000

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11.55%

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	This calculation is based on 9,050,000 shares of common stock, par value $0.01 per share (“Common Stock”), of Anchor Bancorp Wisconsin Inc. (the “Company”) outstanding as of October 2, 2013 (the “Effective Time”), which reflects the Company’s reclassification of the Common Stock at the Effective Time (pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock) of (a) 1,750,000,000 shares of Common Stock that were issued in the Company’s private placement on September 27, 2013 and (b) 60,000,000 shares of Common Stock that were issued on September 27, 2013 in exchange for 110,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company, each as reported in the Company’s Current Report on Form 8-K that was filed on September 27, 2013.

CUSIP No. 032838104

1. Name of Reporting Persons: Bridge Equities III, LLC

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	827,800

9. Sole Dispositive Power	0

10. Shared Dispositive Power	827,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person	827,800

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	9.15%

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	This calculation is based on 9,050,000 shares of Common Stock of the Company outstanding as of October 2, 2013, which reflects the Company’s reclassification of the Common Stock at the Effective Time (pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock) of (a) 1,750,000,000 shares of Common Stock that were issued in the Company’s private placement on September 27, 2013 and (b) 60,000,000 shares of Common Stock that were issued on September 27, 2013 in exchange for 110,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company, each as reported in the Company’s Current Report on Form 8-K that was filed on September 27, 2013.

CUSIP No. 032838104

1. Name of Reporting Persons: FJ Capital Management LLC

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: WC; OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	877,800 (3)

9. Sole Dispositive Power

10. Shared Dispositive Power	50,000 (4)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	877,800 (3)

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	9.70%

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	This calculation is based on 9,050,000 shares of Common Stock of the Company outstanding as of October 2, 2013, which reflects the Company’s reclassification of the Common Stock at the Effective Time (pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock) of (a) 1,750,000,000 shares of Common Stock that were issued in the Company’s private placement on September 27, 2013 and (b) 60,000,000 shares of Common Stock that were issued on September 27, 2013 in exchange for 110,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company, each as reported in the Company’s Current Report on Form 8-K that was filed on September 27, 2013.
(3)	Comprised of (i) 50,000 shares of Common Stock held by FJ Capital Long/Short Equity Fund LLC, of which FJ Capital Management LLC is the managing member and (ii) 827,800 shares of Common Stock held by Bridge Equities III LLC, of which FJ Capital Management LLC is the [sub-]investment advisor.
(4)	Comprised of 50,000 shares of Common Stock held by FJ Capital Long/Short Equity Fund LLC, of which FJ Capital Management LLC is the managing member.

CUSIP No. 032838104

1. Name of Reporting Persons: Martin S. Friedman

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	877,800 (3)

9. Sole Dispositive Power

10. Shared Dispositive Power	50,000 (4)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	877,800 (3)

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	9.70%

14. Type of Reporting Person IN

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	This calculation is based on 9,050,000 shares of Common Stock of the Company outstanding as of October 2, 2013, which reflects the Company’s reclassification of the Common Stock at the Effective Time (pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock) of (a) 1,750,000,000 shares of Common Stock that were issued in the Company’s private placement on September 27, 2013 and (b) 60,000,000 shares of Common Stock that were issued on September 27, 2013 in exchange for 110,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company, each as reported in the Company’s Current Report on Form 8-K that was filed on September 27, 2013.
(3)	Comprised of (i) 50,000 shares of Common Stock held by FJ Capital Long/Short Equity Fund LLC, of which FJ Capital Management LLC is the managing member and (ii) 827,800 shares of Common Stock held by Bridge Equities III LLC, of which FJ Capital Management LLC is the [sub-]investment advisor. Mr. Friedman is the managing member of FJ Capital Management LLC.
(4)	Comprised of 50,000 shares of Common Stock held by FJ Capital Long/Short Equity Fund LLC, of which FJ Capital Management LLC is the managing member. Mr. Friedman is the managing member of FJ Capital Management LLC.

CUSIP No. 032838104

1. Name of Reporting Persons: SunBridge Manager, LLC

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	0

8. Shared Voting Power	827,800

9. Sole Dispositive Power	0

10. Shared Dispositive Power	827,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person	827,800

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	9.15%

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	This calculation is based on 9,050,000 shares of Common Stock of the Company outstanding as of October 2, 2013, which reflects the Company’s reclassification of the Common Stock at the Effective Time (pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock) of (a) 1,750,000,000 shares of Common Stock that were issued in the Company’s private placement on September 27, 2013 and (b) 60,000,000 shares of Common Stock that were issued on September 27, 2013 in exchange for 110,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company, each as reported in the Company’s Current Report on Form 8-K that was filed on September 27, 2013.

CUSIP No. 032838104

1. Name of Reporting Persons: SunBridge Holdings, LLC

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: WC; OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	0

8. Shared Voting Power	827,800

9. Sole Dispositive Power	0

10. Shared Dispositive Power	827,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person	827,800

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	9.15%

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	This calculation is based on 9,050,000 shares of Common Stock of the Company outstanding as of October 2, 2013, which reflects the Company’s reclassification of the Common Stock at the Effective Time (pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock) of (a) 1,750,000,000 shares of Common Stock that were issued in the Company’s private placement on September 27, 2013 and (b) 60,000,000 shares of Common Stock that were issued on September 27, 2013 in exchange for 110,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company, each as reported in the Company’s Current Report on Form 8-K that was filed on September 27, 2013.

CUSIP No. 032838104

1. Name of Reporting Persons: Realty Investment Company, Inc.

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	0

8. Shared Voting Power	827,800

9. Sole Dispositive Power	0

10. Shared Dispositive Power	827,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person	827,800

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	9.15%

14. Type of Reporting Person CO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	This calculation is based on 9,050,000 shares of Common Stock of the Company outstanding as of October 2, 2013, which reflects the Company’s reclassification of the Common Stock at the Effective Time (pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock) of (a) 1,750,000,000 shares of Common Stock that were issued in the Company’s private placement on September 27, 2013 and (b) 60,000,000 shares of Common Stock that were issued on September 27, 2013 in exchange for 110,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company, each as reported in the Company’s Current Report on Form 8-K that was filed on September 27, 2013.

This statement on Schedule 13D is filed by FJ Capital Long/Short Equity Fund LLC (“FJ Fund”); FJ Capital Management LLC (“FJ Management”); Martin S. Friedman; Bridge Equities III, LLC (“Bridge”), SunBridge Manager, LLC (“SBM”); SunBridge Holdings, LLC (“SBH”); and Realty Investment Company, Inc. (“Realty”) (together, the “Reporting Persons”).

Item 1. Security and Issuer

This statement is being filed with respect to the Reporting Persons’ beneficial ownership of shares of Common Stock (“the Shares”) of Anchor Bancorp Wisconsin Corporation (“the Company” or “Issuer”), a Delaware Corporation whose principal office is located at 25 West Main Street, Madison, Wisconsin 53703.

Item 2. Identity and Background

(a)-(c)	This statement is filed by FJ Fund, a Delaware Limited Liability Company focused on investing in community banks throughout the United States of America; FJ Management, a Delaware Limited Liability Company focused on acting as managing member of the FJ Fund and the sub-investment advisor for Bridge; and Martin S. Friedman, a United States citizen whose principal occupation is acting as managing member of FJ Management. The business address of FJ Fund, FJ Management and Mr. Friedman is 1313 Dolley Madison Blvd, Suite 306, McLean, VA 22101.

This statement is also being filed by Bridge, a Delaware Limited Liability Company focused on investing in community banks in the United States of America; SBM, a Delaware Limited Liability Company acting as managing member of Bridge; SBH, a Delaware Limited Liability Company acting as managing member of SBM; and Realty, a Maryland corporation acting as manager of SBH. The business of SBM and Realty is managed by the following directors and executive officers whose present occupations are as stated:

Charles A. Ledsinger, Jr., Chairman of Realty and President of SBM;

Stewart W. Bainum, Jr, Chairman Choice Hotels International, Inc, 1 Choice Hotels Circle, Suite 400, Rockville, Maryland, 20850;

Barbara J. Bainum, Chair & CEO, Commonweal Foundation, 10770 Columbia Pike, Silver Spring, MD 20901;

James A. MacCutcheon, Director and Business Executive;

Garland P. Moore, Jr., Director and Business Executive;

Christine A. Shreve, President of Realty and Manager of SBM.

The business address for Bridge, SBM, SBH, Realty and the aforementioned directors and officers is 8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759.

Due to the relationships among such Reporting Persons with respect to the Company, FJ Fund, FJ Management and Mr. Friedman may be deemed to constitute a “group” with Bridge, SBM, SBH, and Realty for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

(d)	During the past five years, none of the Reporting Persons or their directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or their directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Items 4 and 6 below, on August 12, 2013, the Company and FJ Fund entered into a Securities Purchase Agreement (the “FJ Purchase Agreement”). Pursuant to the FJ Purchase Agreement, FJ Fund purchased 10,000,000 shares of Common Stock of the Company (the “FJ Purchased Shares”) on September 27, 2013, for an aggregate purchase price of $1,000,000 Also on August 12, 2013, the Company and Bridge entered into a Securities Purchase Agreement (the “Bridge Purchase Agreement” and, together with the FJ Purchase Agreement, the “Purchase Agreements”). Pursuant to the Bridge Purchase Agreement, Bridge purchased 165,560,000 shares of Common Stock of the Company (the “Bridge Purchased Shares” and, together with the FJ Purchased Shares, the “Purchased Shares”) on September 27, 2013, for an aggregate purchase price of $16,556,000.

On October 2, 2013 (the “Effective Time”), the Company reclassified the Common Stock pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock, and therefore the Reporting Persons currently own an aggregate of 877,800 Purchased Shares. The funds used by the Reporting Persons were from working capital of FJ Fund and Bridge, respectively.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired the Common Stock in the ordinary course of business because of their belief that the Common Stock represented an attractive investment.

Subject to the limitations imposed by the Purchase Agreements and applicable federal and state securities laws, the Reporting Persons may seek to dispose of the Common Stock from time to time, subject to market conditions and other investment considerations. To the extent permitted by the Purchase Agreements and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

To the extent permitted under the Purchase Agreements and the passivity commitments that the Reporting Persons have provided to the Board of Governors of the Federal Reserve System (the “Federal Reserve”), described below, the Reporting Persons may engage in discussions with management, the Company’s Board of Directors, other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board of Directors, management, strategy and future plans of the Company.

Pursuant to the terms of the Bridge Purchase Agreement and subject to applicable law, rules or regulations, Bridge is entitled to designate one person (the “Board Representative”) for election to the Board of Directors of the Company, for so long as Bridge beneficially owns at least 50% of the Bridge Purchased Shares (the “Qualifying Ownership Interest”). The Bridge Purchase Agreement also provides that for so long as Bridge has a Qualifying Ownership Interest, the Company shall, subject to applicable laws, rules or regulations, invite or cause to be invited a person designated by Bridge and reasonably acceptable to the Board of Directors of the Company (the “Board Observer”) to attend meetings of the Board of Directors of AnchorBank, fsb, the Company’s banking subsidiary (the “Bank”) and all committees thereof in a nonvoting observer capacity. For so long as Bridge (i) holds any Common Stock and (ii) the Board Representative is not a member of the Board of Directors of the Company, the Company will invite the Board Observer to attend meetings of the Board of Directors of the Company and the Board of Directors of the Bank and all committees thereof in a nonvoting observer capacity. Pursuant to these provisions, Martin Friedman, the Managing Member of FJ Management, has been appointed to the Board of Directors of the Company.

The foregoing reference to and description of the Purchase Agreements and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreements, which are attached hereto as Exhibits 2 and 3 and are incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Company's financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities, & (v) other relevant factors.

Item 5. Interest in Securities of the Issuer

All percentages given for ownership of the outstanding common stock are based on 9,050,000 shares of common stock outstanding as of October 15, 2013.

(a)	All Reporting Persons

Number of shares: 877,800

Percentage of shares: 9.70%

FJ Fund

Number of shares: 50,000

Percentage of shares: 0.55%

Bridge

Number of shares: 827,800

Percentage of shares: 9.15%

FJ Management

Number of shares: 877,800

Percentage of shares: 9.70%

Martin S. Friedman

Number of shares: 877,800

Percentage of shares: 9.70%

SBM

Number of shares: 827,800

Percentage of shares: 9.15%

SBH

Number of shares: 827,800

Percentage of shares: 9.15%

Realty

Number of shares: 827,800

Percentage of shares: 9.15%

(b)	FJ Fund

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 50,000

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 50,000

Bridge

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 827,800

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 827,800

FJ Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 877,800

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 50,000

Martin S. Friedman

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 877,800

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 50,000

SBM

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 827,800

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 827,800

SBH

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 827,800

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 827,800

Realty

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 827,800

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 827,800

FJ Fund shares voting and dispositive power over the shares held by it with FJ Management, as managing member of FJ Fund and Mr. Friedman, as managing member of FJ Management. Bridge shares voting power over the shares held by it with SBM, as managing member of Bridge; SBH, as managing member of SBM; Realty, as manager of SBH; FJ Management, as sub-investment advisor of Bridge; and Mr. Friedman, as managing member of FJ Management.

(c)	As described under Item 3 above, on September 27, 2013, (i) FJ Fund acquired 10,000,000 shares of Common Stock of the Company at a price of $0.10 per share and (ii) Bridge acquired 165,560,000 shares of Common Stock of the Company at a price of $0.10 per share.

(d)	Because he is the managing member of FJ Capital Long Short Equity Fund LLC, Martin S. Friedman has the power to direct the affairs of the fund. The directors & officers of SBM & Realty named above, in their capacity as directors and officers, have the power to direct the affairs of Bridge, SBM, SBH & Realty.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

On August 12, 2013, (i) the Company and FJ Fund entered into the FJ Purchase Agreement and (ii) the Company and Bridge entered into the Bridge Purchase Agreement. Pursuant to the Purchase Agreements, FJ and Bridge (together, the “Investors”) purchased an aggregate of 175,560,000 shares of Common Stock (the “Purchased Shares”) on September 27, 2013. On October 2, 2013 (the “Effective Time”), the Company reclassified the Common Stock pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock, and therefore the Reporting Persons currently own an aggregate of 877,800 Purchased Shares.

The following is a description of certain terms of the Purchase Agreements:

Representations and Warranties. Customary representations and warranties were made by the Company to the Investors relating to the Company, its business, and the issuance of the Common Stock as well as customary representations and warranties by the Investors to the Company. The Company agreed to indemnify the Investors for breaches of its representations and warranties, subject to certain limitations as set forth in the Purchase Agreements.

Board Representation. Pursuant to the Bridge Purchase Agreement, Bridge is entitled to designate the Board Representative for election to the Board of Directors of the Company for so long as Bridge owns a Qualifying Ownership Interest, subject to applicable law, rules or regulations. For so long as Bridge (i) has a Qualifying Ownership Interest, the Company will, subject to applicable laws, rules or regulations, invite or cause to be invited the Board Observer to attend meetings of the Bank and all committees thereof in a nonvoting observer capacity, and (ii) holds any Common Stock and the Board Representative is not a member of the Board of Directors of the Company, the Company will invite the Board Observer to attend meetings of the Board of Directors of the Company and the Board of Directors of the Bank and all committees thereof in a nonvoting observer capacity. Pursuant to these provisions, Martin Friedman, the managing member of FJ Management – which is the managing member of FJ Fund, has been appointed to the Board of Directors of the Company.

Avoidance of Control. The Company agreed in the Purchase Agreements to not knowingly take any action which would reasonably be expected to result in the Investors or their respective affiliates becoming, or controlling, a “savings and loan holding company” within the meaning of the Home Owners’ Loan Act (the “HOLA”). Neither the Company nor any of its subsidiaries is permitted under the Purchase Agreements to knowingly take any action (including any redemption, repurchase, or recapitalization of Common Stock or securities or rights, options or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Common Stock in each case, where the Investors are not given the right to participate in such redemption, repurchase or recapitalization to the extent of the Investor’s pro rata portion), that would reasonably be expected to pose a substantial risk that (i) the Investor’s equity of the Company (together with equity of the Company owned by such Investor’s affiliates (as such term is used under the HOLA) would exceed 24.99% of the Company’s total equity or (ii) the Investor’s ownership of any class of voting securities of the Company (together with the ownership by the Investor’s affiliates (as such term is used under the HOLA) of voting securities of the Company) would exceed 9.9% of such class, in each case without the prior written consent of such Investor.

Each of the Company and the Investors agreed in the respective Purchase Agreements to cooperate and use their reasonable best efforts to ensure that neither such Investor nor any of its respective affiliates will become, control, or be deemed to control a “savings and loan holding company” within the meaning of the HOLA. The Investors also agreed not to take, permit or allow any action that would cause any Company subsidiary to become a “commonly controlled insured depository institution” (as that term is defined for purposes of 12 U.S.C. §1815(e), as may be amended or supplemented from time to time, and any successor thereto) with respect to any institution that is not a direct or indirect Company subsidiary.

Transfer Restrictions. Investors are not permitted under the Purchase Agreements to sell or otherwise dispose of the Purchased Shares prior to the six (6) month anniversary of their acquisition of the Purchased Shares except under certain circumstances to permitted transferees, and any such sale or disposition must be in compliance with the registration requirements or exemption provisions of the Securities Act of 1933, as amended, and any other applicable securities laws.

Registration Rights. The Company has granted the Investors customary registration rights with respect to the Common Stock acquired by the Investors in connection with the Purchase Agreements. Pursuant to such registration rights, the Company has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of the Securities as promptly as practicable (and in any event no more than ninety (90) days) after the closing date of the acquisition of the Purchased Shares, subject to certain exceptions including with respect to Common Stock that cannot be sold under a registration statement as a result of the transfer restrictions in the Purchase Agreements described above.

Preemptive Rights. Under each Purchase Agreement, so long as the Investor owns a Qualifying Ownership Interest, if at any time after the date the Purchase Agreement was executed the Company proposes to issue any equity (including shares of Common Stock or shares of preferred stock), or any securities, options or debt that are convertible or exchangeable into equity or that include an equity component (any such security, a “New Security”) (other than (i) any issuance of New Securities to management, consultants, employees, officers or directors of the Company pursuant to management or employee incentive programs or plans approved by the Board of Directors of the Company (including any such programs or plans in existence on the date hereof), (ii) any issuance, delivery or sale of New Securities by the Company to any person as consideration in connection with (but not in connection with raising capital to fund) (1) an acquisition or strategic business combination approved by the Board of Directors of the Company or (2) an investment by the Company approved by the Board of Directors in any party which is not prior to such transaction an affiliate of the Company (whether by merger, consolidation, stock swap, sale of assets or securities, or otherwise), (iii) any issuance, delivery or sale of New Securities in any registered public offering or (iv) any issuance of New Securities in connection with any stock split, stock dividend paid on a proportionate basis to all holders of the affected class of capital stock or recapitalization approved by the Board of Directors of the Company), then the Investor is required under the Purchase Agreement to be afforded the opportunity to acquire from the Company for the same price and on the same terms as such securities are proposed to be offered to others, up to the amount of New Securities in the aggregate required to enable the Investor to maintain its proportionate equivalent interest in the Common Stock immediately prior to any such issuance of New Securities.

The foregoing reference to and description of the Purchase Agreements and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreements, which are attached hereto as Exhibits 2 and 3 and are incorporated herein by reference.

Passivity Commitments. In connection with the Purchase Agreements, the Investors and FJ Management made certain customary passivity commitments to the Federal Reserve in a commitment letter to ensure that the Reporting Persons will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.

Item 7.  Materials to Be Filed as Exhibits

1.	Joint Filing Agreement, dated as of October 25, 2013, by and among the Reporting Persons.

2.	Stock Purchase Agreement, dated as of August 12, 2013, by and between Anchor BanCorp Wisconsin Inc. and FJ Capital Long Short Equity Fund LLC.

3.	Stock Purchase Agreement, dated as of August 12, 2013, by and between Anchor BanCorp Wisconsin Inc. and Bridge Equities III ,LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 10/25/2013

FJ Capital Long/Short Equity Fund LLC

By: FJ Capital Management LLC, its Managing Member

By: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

FJ Capital Management LLC

By: /s/ Martin S. Friedman

Name:

Title:

/s/ Martin S. Friedman

MARTIN S. FRIEDMAN

Bridge Equities III, LLC

By: SunBridge Manager, LLC, its Managing Member

By: /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: Manager

SunBridge Manager, LLC

By: /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: Manager

SunBridge Holdings, LLC

By: Realty Investment Company, Inc., its Manager

By: /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: President

realty investment company, inc.

By: /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

Exhibit 1

Joint Filing Agreement

The undersigned agree that this Schedule 13D, and all amendments thereto, relating to the Common Stock of Anchor Bancorp Wisconsin Inc. shall be filed on behalf of the undersigned.

FJ Capital Long/Short Equity Fund LLC		Bridge Equities III, LLC

By:	FJ Capital Management, LLC	By: SunBridge Manager, LLC, its Managing Member

By:	/s/ Martin S. Friedman	By	/s/ Christine A. Shreve
	Name: Martin S. Friedman		Name: Christine A. Shreve
	Title: Managing Member		Title: Manager

FJ Capital Management LLC		SunBridge Manager, LLC

By	/s/ Martin S. Friedman	By:	/s/ Christine A. Shreve
	Name:		Name: Christine A. Shreve
	Title:		Title: Manager

SunBridge Holdings, LLC
By: Realty Investment Company, Inc., its Manager

/s/ Martin S. Friedman		By:	/s/ Christine A. Shreve
MARTIN S. FRIEDMAN			Name: Christine A. Shreve
Title: President

realty investment company, inc.

		By:	/s/ Christine A. Shreve
Name: Christine A. Shreve
Title: President